Maria G. Master
Prudential Investments LLC
Gateway Center 3
100 Mulberry Street
Newark, NJ 07102
Tel: 973-267-3028 Fax: 973-367-8065

March 3, 2006

Sally Samuel

Office of Disclosure and Review

Division of Investment Management

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE: Definitive Information Statement for:
The Prudential Series Fund/ Global Portfolio, SP T. Rowe Price Large-Cap
Growth Portfolio, SP Small-Cap Value Portfolio and Equity Portfolio

Ladies and Gentlemen:

The Prudential Series Fund (the Fund or Registrant) is writing in response to comments given by telephone on February 28, 2006 by Sally Samuel of the staff of the Securities and Exchange Commission (the Commission) to the undersigned, regarding the Fund’s filing, in accordance with Rule 14C under the Securities and Exchange Act of 1934, a definitive information statement in connection with new subadvisory agreements for the Fund that were unanimously approved by the trustees of the Fund on September 13, 2005 and December 1, 2005.

For your convenience, a summary of the staff’s comments is included herein and the Fund’s responses are keyed in accordingly, as follows:

Summary of SEC Comments Received on The Prudential Series Funds Information Statement

Comment: Please add a reference explaining that fees for other current subadvisers are listed in Exhibit B.

Response: We will add a sentence to this effect under the section “New Subadvisory Agreements.”

Comments: On page B-2, please list the aggregate fees paid to the Manager for the recent fiscal year in a column next to the one entitled “fee rates.”

Response: The aggregate fees will be so listed.

Comments: In Exhibit C, please clarify whether the partners listed for LSV Asset Management are the top five economic partners of the firm, and list any partners or principal executive officers who serve on any executive management committee or otherwise hold significant management positions.

Response: The top five economic partners of the firm will be noted and the officers and directors with significant management roles, as applicable, will be identified.

Comments: Please replace the “form of” subadvisory agreement with copies of the final subadvisory agreements for each Fund.

Response: Copies of each of the subadvisory agreements will be included.

Comments: In Exhibit D, in the chart listing the owners, directly or indirectly, of more than 5% of any class of the outstanding shares of the Fund, please indicate the number of shares in each class.

Response: The number of shares outstanding in each class will be added.

Comments: Please identify the name and address of the Fund’s administrator.

Response: The Fund has entered into an administration agreement with Prudential Investments LLC. The name and address of the administrator is noted in the Information Statement.

Comments: In the section entitled “New Subadvisory Agreements,” where applicable, please state when the subadvisers currently being replaced were terminated.

Response: We will indicate when the subadvisers currently being replaced were terminated in this section.

Should the Commission or its Staff declare the above-referenced filings effective, we understand that such action does not prevent the Commission from taking action on the filings. The action of the Commission or its Staff in declaring the above-referenced filings effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings. The Registrant may not assert the fact of the Staff's acceleration as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

Any questions or comments with respect to the information statement may be communicated to the undersigned (973-367-3028). Please send any copies of any correspondence relating to this filing to Maria G. Master by facsimile at 973-367-8065 with the original by mail to Prudential Investments LLC, 100 Mulberry Street, Newark, New Jersey 07102.

We appreciate your attention to these filings.

Very truly yours,

/s/ Maria G. Master
Maria G. Master